Exhibit 99.1

RELEVANT FACT

We announce that the Board of Directors Meeting of GERDAU S.A. held on February 2nd, 2011, resolved to authorize the Company to acquire shares of its own issue, in accordance with its bylaws and CVM Instructions 10/80 and 268/97.

Objective: for use solely in the Company’s Long-Term Incentive Program (Stock Options), as well as the commitment referent to stock grant of Gerdau Ameristeel Corp. issuance by drawing cash from its existing profit reserves, with the Board of Executive Officers being responsible for establishing the number of shares and the timing for each transaction.

Number of shares to be acquired: up to 3,100,000 preferred shares, representing approximately 0.43% of the preferred-share free float, which totaled 725,509,986 shares on December 31st, 2010.

Acquisition period: the authorization will take effect on February 2nd, 2011, inclusive, and expire on February 11th, 2011.

The transactions will be carried out on the Stock Exchange at market price, with the following intermediaries:

. Itaú Corretora de Valores S.A.

Avenida Faria Lima, 3.400, 10º andar, Itaim Bibi, São Paulo, SP;

- Credit Suisse Brasil S.A. Corretora de Títulos e Valores Mobiliários

Av. Brigadeiro Faria Lima, 3.064, 13º andar, São Paulo, SP;

- Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Av. Ipiranga, 282 —1ª S/Loja, 13º, 14º, 15º andares, São Paulo, SP; and

- Corretora JP Morgan S.A

Av. Brigadeiro Faria Lima, 3.729, 13º andar, São Paulo, SP.

Rio de Janeiro, February 2nd, 2011.

OSVALDO BURGOS SCHIRMER

Executive Vice President and

Investor Relations Officer